Exhibit 99.1

Tantech Announces a $2.8 Million Private Placement

LISHUI, China, March 24, 2023 – Tantech Holdings Ltd (NASDAQ: TANH) (“Tantech” or the “Company”), a clean energy company in China, today announced that it has closed a private placement transaction, in which the Company sold to individual purchasers an aggregate of 1,000,000 common shares, par value $0.24 per share (the “Shares”), at a price of $2.8 per share for aggregate gross proceeds of $2.8 million. The Company intends to use the proceeds from this offering for working capital and general corporate purposes.

On February 21, 2023, the Company entered into a securities purchase agreement with non-U.S. individual purchasers (the “Purchasers”) for the aforementioned placement offering. The Shares were sold in transactions exempt from registration under the Securities Act of 1933, as amended, in reliance on Regulation S thereunder. Each of the Purchasers understands that the Shares have not been registered under the Securities Act and such Purchasers may not sell or otherwise dispose of the Shares without registration under the Securities Act and under applicable state securities or “Blue Sky” laws, or pursuant to an exemption therefrom.

For a more complete description of the private placement offering, please see the Company’s current report on Form 6-K to be filed with the Securities and Exchange Commission.

About Tantech Holdings Ltd

For the last two decades, Tantech has been a leading high-tech enterprise pioneering and specializing in producing, researching and developing products based on bamboo charcoals with a well-established domestic and international sales and distribution network. Tantech expanded into the clean vehicle industry in 2017 through acquiring 70% shares of Shangchi Automobile. In November 2020, Tantech established two additional subsidiaries, Lishui Smart New Energy Automobile Co., Ltd. and Zhejiang Shangchi New Energy Automobile Co., Ltd., to produce and market electric vehicles, including automatic high-speed street sweepers and others. The Company's subsidiary, First International Commercial Factoring (Shenzhen) Co., LTD, is engaged in commercial factoring for businesses in and related to its supply chain. Tantech has recently expanded its operation into international markets. In May and July 2022, the Company established wholly-owned subsidiaries, EPakia Inc. and EPakia Canada Inc., in the United States and Canada to develop biodegradable packaging business in the North American and other international markets. The Company is fully ISO 90000 and ISO 14000 certified and has received numerous national, provincial and local honors, awards and certifications for its products and scientific research efforts. For more information, please visit: http://ir.tantech.cn.

Forward-Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning the sales, plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the Company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof, except as expressly required by applicable laws.

For more information, please contact:

Tantech Holdings Ltd

Purchaser Relations

Tel: +86 (578) 226-2305